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                             August 4, 2023

       R. Wayne Prejean
       Chief Executive Officer
       Drilling Tools International Corporation
       3701 Briarpark Drive, Suite 150
       Houston, Texas 77042

                                                        Re: Drilling Tools
International Corporation
                                                            Registration
Statement on Form S-1
                                                            Filed July 20, 2023
                                                            File No. 333-273348

       Dear R. Wayne Prejean:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 Filed July 20, 2023

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Company Overview, page 57

   1. In light of the significant number of redemptions, expand your discussion of capital resources to address
any changes in the company   s liquidity position since the business
                                                        combination. To provide
context, disclose the percentage of redemptions, the remaining amount in the trust
account after redemptions and the aggregate expenses from the business combination
transaction. If the company is likely to have to seek additional capital, discuss the
effect of this offering on the company   s ability to raise additional
                                                        capital.
 R. Wayne Prejean
FirstName   LastNameR.   Wayne  Prejean
Drilling Tools International Corporation
Comapany
August      NameDrilling Tools International Corporation
        4, 2023
August
Page  2 4, 2023 Page 2
FirstName LastName
2. Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could
         impact the market price of the company   s common stock. Your
discussion should
         highlight the fact that HHEP-Directional, L.P., a beneficial owner of over 53.5% of your outstanding shares, will be able to sell all of its shares for so long as the registration statement of which this prospectus forms a part is available for use. We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rule 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Alexandra Barone, Staff Attorney, at (202) 551-8816 or Kathleen Krebs,
Special Counsel, at (202) 551-3350 with any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Technology
cc:      Will Anderson